SCHEDULE 13G

CUSIP NO. 749938 10 6                          Page 1 of 8 Pages

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                    --------------------------

                          SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No.  )


                       RMH Teleservices, Inc.
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                        (Name of Issuer)

                           Common Stock
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                 (Title of Class of Securities)

                           749938 10 6
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                          (CUSIP NUMBER)









THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.
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CUSIP NO. 749938 10 6          13G             Page 2 of 8 Pages
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1.  Name of reporting persons
    S.S. or I.R.S. Identification
    No. of Above Persons
                      Advanta Partners LP  23-2764932
                      Mitchell L. Hollin
                      William A. Rosoff
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2.  Check the appropriate box if a member of a group*
                                         (a)   [  ]
                                                --
                                         (b)   [ X]
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3.  SEC use only

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4.  Citizenship or place
    of organization      Advanta Partners LP -Pennsylvania
                         Mitchell L. Hollin - United States
                         William A. Rosoff  - United States
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                         5. Sole Voting Power
                            2,658,456
Number of                -------------------------------------------------
Shares Beneficially      6. Shared Voting Power
Owned by Each                        -0-
Reporting Person         -------------------------------------------------
With                      7. Sole Dispositive Power
                             2,658,456
                         -------------------------------------------------
                          8. Shared Dispositive Power
                                     -0-
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9.  Aggregate amount beneficially
    owned by each reporting person       2,658,456
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10. Check box if the aggregate amount
    in row (9) excludes certain shares*
                                                [  ]
                                                 --
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11. Percent of class represented by
    amount in row (9)                           32.7%
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12. Type of reporting person*

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 749938 10 6           13G             Page 3 of 8 Pages

                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1(A).     NAME OF ISSUER:

               RMH Telservices, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               40 Morris Avenue
               Bryn Mawr, PA 19010

ITEM 2(A).     NAME OF PERSON FILING:

               Advanta Partners LP

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

               Welsh and McKean Roads
               P.O. Box 844
               Spring House, PA 19477-0844


ITEM 2(C).     CITIZENSHIP:

               Pennsylvania

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(E).     CUSIP NUMBER:

                 749938 10 6

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES
               13D-1(B) OR 13D-2(B) , CHECK WHETHER THE PERSON
               FILING IS A:  N/A

                 (a) [  ]  Broker or dealer registered under
                      --   Section 15 of the Act,

                 (b) [  ]  Bank as defined in Section 3(a)(6) of
                      --   the Act,
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CUSIP NO. 749938 10 6           13G             Page 4 of 8 Pages


                 (c) [  ]  Insurance Company as defined in
                      --   Section 3(a)(19) of the Act,

                 (d) [  ]  Investment Company registered under
                      --   Section 8 of the Investment Company
                           Act,

                 (e) [  ]  Investment Adviser registered under
                      --   Section 203 of the Investment Advisers
                           Act of 1940,

                 (f) [  ]  Employee Benefit Plan, Pension Fund
                      --   which is subject to the provisions of
                           the Employee Retirement Income
                           Security Act of 1974 or Endowment
                           Fund; see 13d-1(b)(1)(ii)(F),

                 (g) [  ]  Parent Holding Company, in accordance
                      --   with Rule 13d-1(b)(ii)(G); see Item 7,

                 (h) [  ]  Group, in accordance with Rule 13d-
                      --   1(b)(1)(ii)(H).

ITEM 4.        OWNERSHIP.

                 (a)  Amount beneficially owned:

                      2,658,456

                 (b)  Percent of Class:

                      32.7%

                 (c)  Number of shares as to which such
                      person has:

                      (i)   Sole power to vote or
                            direct the vote:  2,658,456

                      (ii)  Shared power to vote or
                            to direct the vote:   -0-

                      (iii) Sole power to dispose or
                            direct the disposition of:  2,658,456

                      (iv)  Shared power to dispose or
                            direct the disposition of:   -0-
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CUSIP NO. 749938 10 6           13G             Page 5 of 8 Pages
Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
                                      --

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

               Not Applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE
               SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP.

               Advanta Partners LP and Raymond J. Hansell and MarySue Lucci Hansell are parties to a Voting Agreement (the "Voting Agreement") pursuant to which Advanta Partners, on the one hand, and Mr. Hansell and Ms. Lucci, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under the Voting Agreement terminate when such party's ownership of Common Stock become less than 25% of such ownership after the completion of the Company's initial public offering. See the attached exhibit for additional information on the parties to the Voting Agreement.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not Applicable.
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CUSIP NO. 749938 10 6         13G               Page 6 of 8 Pages


                           SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 1997
                                    -------------------------------
                                            (Date)

                                    ADVANTA PARTNERS LP

                                    By:  ADVANTA GP CORP.,
                                         general partner

                                     /s/ Mitchell L. Hollin
                                    -------------------------------
                                          (Signature)



                                        Mitchell L. Hollin
                                        Vice President
                                    -------------------------------
                                          (Name/Title)
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CUSIP NO. 749938 10 6            13G           Page 7 of 8 Pages



                 Exhibit:  Parties to the Voting Agreement
                           -------------------------------

   Name              Citizenship/Place of     Principal
                       Organization           Business Address

Raymond J. Hansell  United States of America  40 Morris Ave.
                                              Bryn Mawr, PA 19010

MarySue Lucci
Hansell             United States of America  40 Morris Ave.
                                              Bryn Mawr, PA 19010

Advanta Partners    Pennsylvania limited      Welsh & McKean Rds.
LP                  parternship               P.O. Box 844
                                              Spring House, PA
                                              19477
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CUSIP NO.749938 10 6        13G               Page 8 of 8 Pages


                     RULE 13d-1(f)(1) AGREEMENT


          The undersigned persons, on February 14, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock, no par value, of RMH Teleservices, Inc. at February 14, 1997.



                                   ADVANTA PARTNERS LP

                                   By: ADVANTA GP CORP.,
                                       general partner
                                   /s/ Mitchell L. Hollin
                                   ----------------------
                                   Mitchell L. Hollin,
                                   Vice President


                                   /s/ Mitchell L. Hollin
                                   ----------------------
                                   Mitchell L. Hollin

                                   /s/ William A. Rosoff
                                   -----------------------
                                   William A. Rosoff